Condensed Consolidated Interim Financial Statements

Prepared by Management

First Quarter Report
Three Months Ended March 31, 2013 and 2012

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)
		March 31,	December 31,
	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents		$28,365	$18,617
Investments	5	2,868	8,520
Accounts receivable	6	32,180	20,526
Inventories	7	39,993	40,797
Prepaid expenses		14,808	9,940
Total current assets		118,214	98,400
Non-current deposits		1,121	1,451
Mineral property, plant and equipment	9	354,700	338,431
Goodwill	4	39,245	39,245
Total assets		$513,280	$477,527

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$35,171	$34,631
Income taxes payable		4,173	3,854
Derivative liabilities	11	3,884	5,336
Revolving credit facility		33,000	9,000
Total current liabilities		76,228	52,821

Provision for reclamation and rehabilitation		6,506	6,496
Contingent liability	12	6,006	8,497
Deferred income tax liability		71,970	69,517
Total liabilities		160,710	137,331

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 99,688,010 shares (Dec 31, 2012 - 99,541,522 shares)	Page 4	357,979	357,296
Contributed surplus	Page 4	12,042	12,828
Accumulated comprehensive income (loss)	Page 4	(8,170)	(5,331)
Deficit		(9,281)	(24,597)
Total shareholders' equity		352,570	340,196
Total liabilities and shareholders' equity		$513,280	$477,527

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)
		Three Months Ended
		March 31,	March 31,
	Notes	2013	2012

Revenue		$69,873	$49,046

Cost of sales:
Direct production costs		36,887	16,611
Royalties		450	461
Share-based compensation	10(a)	75	59
Depreciation and depletion		12,074	8,496
Write down of inventory to net realizable value	7	1,495	-
	16	50,981	25,627
Mine operating earnings		18,892	23,419
Expenses:
Exploration	13	4,190	1,812
General and administrative	14	3,130	2,737
		7,320	4,549
Operating earnings		11,572	18,870
Mark-to-market loss/(gain) on derivative liabilities	11	(1,452)	(143)
Mark-to-market loss/(gain) on contingent liability	12	(2,491)	-
Finance costs		247	5
Other income (expense):
Foreign exchange		1,400	4,630
Investment and other income		1,978	1,529
		3,378	6,159

Earnings before income taxes		18,646	25,167
Current income tax expense		1,836	4,769
Deferred income tax expense		2,453	623
		4,289	5,392

Net earnings for the period		14,357	19,775

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	5	(2,839)	313

Comprehensive income (loss) for the period		11,518	20,088

Basic earnings (loss) per share based on net earnings		$0.14	$0.23
Diluted earnings (loss) per share based on net earnings	10(c)	$0.13	$0.22

Basic weighted average number of shares outstanding		99,660,016	87,728,391
Diluted weighted average number of shares outstanding	10(c)	101,507,642	90,926,807

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)
					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
December 31, 2011		87,378,748	$259,396	$8,819	$(1,700)	$(66,725)	$199,790

Exercise of options	10 (a)	2,200	12	(4)			8
Exercise of warrants	10 (b), 11	392,913	3,782	(29)			3,753
Share appreciation rights	10 (a)	-	-	-			-
Share based compensation	10 (a)			778			778
Unrealized gain (loss) on available for sale assets	5				362		362
Realized gain (loss) on available for sale assets	5				(48)		(48)
Expiry and forfeiture of options				(11)		11	-
Earnings for the period						19,775	19,775
March 31, 2012		87,773,861	$263,190	$9,553	$(1,386)	$(46,939)	$224,418

Exercise of options	10 (a)	305,600	1,775	(605)			1,170
Exercise of warrants	10 (b), 11	399,604	3,525	-			3,525
Share appreciation rights	10 (a)	24,929	66	(66)			-
Issued on acquisition of mineral properties, net	4	11,037,528	88,740				88,740
Share based compensation	10 (a)			3,946			3,946
Unrealized gain (loss) on available for sale assets	5				(4,151)		(4,151)
Realized gain (loss) on available for sale assets	5				206		206
Earnings for the period						22,342	22,342
December 31, 2012		99,541,522	357,296	12,828	(5,331)	(24,597)	340,196

Exercise of options	10 (a)	80,000	449	(156)			293
Exercise of warrants	10 (b), 11	-	-	-			-
Share appreciation rights	10 (a)	66,488	234	(234)			-
Share based compensation	10 (a)			563			563
Unrealized gain (loss) on available for sale assets	5				(665)		(665)
Realized gain on available for sale assets	5				(2,174)		(2,174)
Expiry and forfeiture of options				(959)		959	-
Earnings for the period						14,357	14,357
March 31, 2013		99,688,010	$357,979	$12,042	$(8,170)	$(9,281)	$352,570

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)
		Three Months Ended
		March 31,	March 31,
	Notes	2013	2012

Operating activities
Net earnings for the period		$14,357	$19,775
Items not affecting cash:
Share-based compensation	10 (a)	563	778
Depreciation and depletion		12,148	8,541
Deferred income tax provision		2,453	623
Unrealized foreign exchange loss (gain)		(85)	(2,730)
Mark-to-market loss (gain) on derivative liability	11	(1,452)	(143)
Mark-to-market loss (gain) on contingent liability	12	(2,491)	-
Finance costs		117	5
Write down of inventory to net realizable vallue	7	1,495	-
Gain on sale of investments	5	(1,777)	(483)
Net changes in non-cash working capital		(15,790)	2,394
Cash from operating activities		9,538	28,760

Investing activites
Property, plant and equipment expenditures	9	(28,716)	(9,349)
Investment in short term investments		(130)	(27,242)
Proceeds from sale of short term investments		4,720	31,912
Investment in long term deposits		-	(184)
Cash used in investing activities		(24,126)	(4,863)

Financing activities
Proceeds from revolving credit facility		24,000	-
Common shares issued on exercise of options and warrants	10 (a)(b)	293	610
Interest paid	15	(42)	-
Cash from financing activites		24,251	610

Effect of exchange rate change on cash and cash equivalents		85	1,443
Increase (decrease) in cash and cash equivalents		9,663	24,507
Cash and cash equivalents, beginning of period		18,617	75,434
Cash and cash equivalents, end of period		$28,365	$101,384

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on May 1, 2013.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These condensed consolidated interim financial statements are presented in the Company’s functional currency of US dollars including the accounts of the Company and its wholly owned subsidiaries Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina Spa, MXRT Holding Ltd. (formerly Mexgold Resources Inc. ), Compania Minera El Cubo S.A. de C.V., Gammon Lake Guadelupe S.A. de C.V. and Metales Interamericanos S.A. de C.V. All intercompany transactions and balances have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2012, except as noted in Note 3(b).

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2012. In addition, the following accounting policy has been further defined for these condensed consolidated interim financial statements.

(a) Revenue recognition

The Company recognizes revenue from the sale of bullion and concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can reliably measured. Revenue from the sale of concentrates is based on prevailing market prices and estimated mineral content which is subject to adjustment upon final settlement based on metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue. Revenue is recorded in the consolidated statement of comprehensive income gross of treatment and refining costs paid to counterparties under the terms of the agreements.

(b) Changes in International Financial Reporting Standards (IFRS)

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2013; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements.

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The nature and impact of each new standard and amendment applicable to the Company are described below:

IAS 1 Presentation of items of other comprehensive income (Amendment)
The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified to profit or loss at a future point in time (e.g. net gain or loss on available-for-sale financial assets) shall be presented separately from items that will never be reclassified. This amendment has no impact on the Company’s presentation as the components of OCI pertain only to net gains or losses on marketable securities classified as available-for-sale financial assets.

IFRS 10 Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. The adoption of IFRS 10 did not result in any change in the consolidation status of any of the Company’s subsidiaries or investees.

IFRS 11 Joint Arrangements
In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. The adoption of IFRS 11 did not result in any changes to the Company’s condensed consolidated interim financial statements.

IFRS 12 Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We have adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 will result in incremental disclosures in our annual consolidated financial statements.

IFRS 13 Fair Value Measurement
In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. We have adopted IFRS 13 on a prospective basis.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required by IAS 34 for financial instruments, thereby affecting the condensed consolidated interim financial statements. The Company has provided these disclosures in Notes 17.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	PURCHASE PRICE ALLOCATION

On July 13, 2012, the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries. As of March 31, 2013, total estimated consideration of $203,487 was determined as follows:

Purchase Cost
Cash paid	$100,000
Common shares issued	88,944
Contingent consideration	7,908
Working capital adjustment	6,635
$203,487

During the period ended March 31, 2013, the Company and the counterparty agreed on a final working capital adjustment, resulting in an $82 increase in the estimated purchase price

The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Final fair values are determined based on independent appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. The following sets forth the preliminary allocation of the purchase price to assets acquired and liabilities assumed, based on preliminary estimates of fair values. The final valuations are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. The Company expects to finalize the purchase price allocation in the second quarter of 2013. This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process.

Summary of purchase price allocation:

Assets:
Cash and cash equivalents	$843
Receivables	7,306
Inventories	5,000
Prepaid expenses	228
Plant and equipment	10,161
Mineral properties	197,536
Goodwill	39,245
Total assets	260,319

Liabilities:
Accounts payable and accrued liabilities	(6,521)
Provision for reclamation and rehabilitation	(3,735)
Deferred income tax liability	(46,576)
Total liabilities	(56,832)
Net identifable assets acquired	$203,487

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

5.	INVESTMENTS

	March 31	December 31
	2013	2012
Notes receivable:
Carrying value	-	2,133
Unrealized gain (loss)	-	1,837
Unrealized foreign exchange gain (loss)	-	357
	-	4,327

Investment in marketable securities, at cost	11,038	11,698
Unrealized gain (loss) on marketable securities	(8,159)	(7,723)
Unrealized foreign exchange gain (loss)	(11)	218
	2,868	4,193

	$2,868	$8,520

During the period ended March 31, 2013, the Company disposed of Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were acquired in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”). Management recorded the Notes at their estimated fair market value with the change in fair value and any related foreign exchange gains or losses recognized in other comprehensive income. On disposition of the Notes, the Company recognized $2,174 in net earnings for the period, which represents the cumulative gain previously recognized in other comprehensive income.

The marketable securities are classified as Level 1 in the fair value hierarchy (see Note 17) and as available for sale financial assets. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

6.	ACCOUNTS RECEIVABLE

		March 31	December 31
	Note	2013	2012

Trade receivables		$3,566	$-
IVA receivables		25,036	17,711
Income tax receivables		3,045	1,914
Due from related parties	8	187	136
Other receivables		346	765
		$32,180	$20,526

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see Note 17).

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

7.	INVENTORIES

	March 31	December 31
	2013	2012

Warehouse inventory	$10,920	$9,273
Stockpile inventory (1)	8,781	8,691
Finished Goods inventory (2)	17,277	18,691
Work in process inventory	3,015	4,142
	$39,993	$40,797

(1)	The Company stockpiled 108,230 tonnes of mined ore as of March 31, 2013 (December 31, 2011 – 113,134 tonnes).
(2)

The Company held 556,457 silver ounces and 7,680 gold ounces as of March 31, 2013 (December 31, 2012 – 611,661 and 8,934, respectively). These ounces are carried at the lesser of cost and net realizable value. As at March 31, 2013, the quoted market value of the silver ounces is $15,937 (December 31, 2012 - $18,319) and the quoted market value of the gold ounces is $12,275 (December 31, 2012 - $14,804).

(3)

The finished goods and work in process inventory balances at March 31, 2013 include a write down to net realizable value of $1,495 for inventory held by the El Cubo mine. Of this amount, $1,062 is comprised of direct costs and $433 of depreciation and depletion.

8.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies, with directors and management in common and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $187 net receivable related to administration costs and other items outstanding as of March 31, 2013 (December 31, 2012 – $136).

One of the related parties that the Company shares administrative services and office space with has been unable to meet its obligations. Therefore, the Company has provided an allowance totaling $181 at March 31, 2013 (December 31, 2012 - $181).

The Company was charged $45 for the three months ended March 31, 23 for legal services from a legal firm in which the Company’s Corporate Secretary is a partner (March 31, 2012 - $102). The Company has a $25 payable related to legal costs outstanding as of March 31, 2013 (December 31, 2012 - $10).

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

9.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2011	$90,365	$37,431	$26,634	$2,812	$3,560	$160,802
Additions	238,949	14,454	13,700	3,909	2,634	273,646
Disposals	-	-	-	-	(167)	(167)

Balance at December 31, 2012	329,314	51,885	40,334	6,721	6,027	434,281

Additions	14,060	11,198	2,705	186	591	28,740
Disposals	-	(16)	-	-	(49)	(65)

Balance at March 31, 2013	$343,374	$63,067	$43,039	$6,907	$6,569	$462,956

Accumulated amortization
Balance at December 31, 2011	$50,888	$8,632	$5,177	$751	$1,826	$67,274
Amortization	21,343	2,827	3,382	263	886	28,701
Disposals	-	-	-	-	(125)	(125)

Balance at December 31, 2012	72,231	11,459	8,559	1,014	2,587	95,850
Amortization	9,739	1,075	1,141	155	337	12,447
Disposals	-	-	-	-	(41)	(41)

Balance at March 31, 2013	$81,970	$12,534	$9,700	$1,169	$2,883	$108,256

Net book value
At December 31, 2012	$257,083	$40,426	$31,775	$5,707	$3,440	$338,431
At March 31, 2013	$261,404	$50,533	$33,339	$5,738	$3,686	$354,700

As of March 31, 2013, the Company had $17,686 committed to capital equipment purchases.

10.	SHARE CAPITAL

(a) Purchase Options

Options to purchase common shares of the Company have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2012, at exercise prices determined by reference to the market value of the Company’s common shares on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company’s stock option plan and change during the period presented:

Expressed in Canadian dollars	Period Ended		Year Ended
	March 31, 2013		December 31, 2012
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	4,171,450	$5.87	3,697,000	$5.07
Granted	-	-	1,070,250	$8.46
Exercised (1)	(200,000)	$3.67	(346,800)	$3.67
Cancelled	(200,000)	$8.27	(249,000)	$8.14
Outstanding, end of period	3,771,450	$5.86	4,171,450	$5.87

Options exercisable at period-end	3,023,850	$5.24	3,423,850	$5.33

(1) There were 120,000 options priced at CAN $3.67 that were cancelled in exchange for 66,488 share appreciation rights in the period ended March 31, 2013 (March 31, 2012 – Nil).

The following tables summarize information about stock options outstanding at March 31, 2013:

	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Mar 31, 2013	(Number of Years)	Prices	Mar 31, 2013	Prices

$1.00 - $1.99	300,000	1.2	$1.87	300,000	$1.87
$2.00 - $2.99	40,000	4.2	$2.01	40,000	$2.01
$3.00 - $3.99	1,463,400	1.9	$3.52	1,463,400	$3.52
$4.00 - $4.99	8,000	2.6	$4.57	8,000	$4.57
$8.00 - $8.99	1,960,050	3.7	$8.31	1,212,450	$8.26
	3,771,450	2.8	$5.86	3,023,850	$5.24

During the period ended March 31, 2013, the Company recognized share-based compensation expense of $563 (March 31, 2012 - $778) based on the fair value of the vested portion of options granted in prior periods.

(b)	Warrants

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2012	Issued	Exercised	Expired	March 31, 2013
CAN $
$1.90	February 25, 2014	475,000	-	-	-	475,000
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	322,207	-	-	-	322,207
$2.05	February 26, 2014	427,098	-	-	-	427,098
		1,249,597	-	-	-	1,249,597

The warrants with an expiry date of February 26, 2014, consisting of agents warrants issued for placing debentures and warrants issued on conversion of debentures, are eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average prior to exercise. For the period ended March 31, 2013, no warrants (March 31, 2012 – 117,039) were elected by the holder to be exercised “cashless” resulting in no shares (March 31, 2012 – 95,283) being issued.

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Diluted Earnings per Share

		Three Months ended
		March 31	March 31
	Note	2013	2012
Basic earnings (loss)		$14,357	$19,775
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	10	(1,452)	(143)
Diluted earnings		$12,905	$19,632

Basic weighted average number of shares outstanding		99,660,016	87,728,391
Effect of dilutive securities:
Stock options		954,966	1,864,634
Share purchase warrants		251,964	284,242
Share purchase warrants with embedded derivative liabilities		640,696	1,049,540
Diluted weighted average number of share outstanding		101,507,642	90,926,807

Diluted earnings (loss) per share		$0.13	$0.22

11.	DERIVATIVE LIABILITIES

Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value recognized in net earnings. The warrant derivative liability is classified as level 2 in the fair value hierarchy (see Note 17). The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end, from the market with the greatest volume and level of activity . For the non-publicly traded warrants, the Company uses the Black-Scholes option pricing model to estimate the fair value of the Canadian dollar denominated warrants. All warrants outstanding at March 31, 2013 will expire in February 2014.

Balance at December 31, 2011	$13,130
Exercise of financial liability	(3,151)
Mark to market loss (gain)	(143)
Balance at March 31, 2012	9,836
Exercise of financial liability	(2,715)
Mark to market loss (gain)	(1,785)
Balance at December 31, 2012	5,336
Exercise of financial liability	-
Mark to market loss (gain)	(1,452)
Balance at March 31, 2013	$3,884

Assumptions used in the Black-Scholes model to estimate the fair value of the warrant derivative liability:

	Period Ended	Year Ended
	Mar 31, 2013	Dec 31, 2012
Outstanding warrants	902,098	902,098
Weighted average fair value of warrants at period end	$4.31	$5.92
Risk-free interest rate	1.00%	1.12%
Expected dividend yield	0%	0%
Expected stock price volatility	47%	46%
Expected warrant life in years	0.9	1.2

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated based on average daily volatility based on historical share price observations over the expected life of the warrants.

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

12.	CONTINGENT LIABILITY

On July 13, 2012 the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold. The seller is entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one-time 3 month extension after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date; and

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a Nil value (December 31, 2012 – Nil).

The contingent consideration is classified as Level 2 in the fair value hierarchy (see Note 17). The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line. As at March 31, 2013 the fair value of the contingent consideration was estimated to be $6,006 (December 31, 2012 - $8,497).

13.	EXPLORATION

	Three months ended
	March 31	March 31
	2013	2012

Depreciation and depletion	$34	$28
Share-based compensation	-	61
Salaries, wages and benefits	628	420
Direct costs	3,528	1,303
	$4,190	$1,812

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	GENERAL AND ADMINISTRATIVE

	Three months ended
	March 31	March 31
	2013	2012

Depreciation and depletion	$40	$17
Share-based compensation	488	658
Salaries, wages and benefits	1,205	1,006
Direct costs	1,397	1,056
	$3,130	$2,737

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	March 31	March 31
	2013	2012

Net changes in non-cash working capital
Accounts receivable	$(11,603)	$3,166
Inventories	(392)	(1,792)
Prepaid expenses	(4,868)	(1,134)
Due from related parties	(51)	(24)
Accounts payable and accrued liabilities	805	(650)
Income taxes payable	319	2,828
	$(15,790)	$2,394

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$156	$4
Fair value of shares issued under the share appreciation rights plan	234	-
Fair value of exercised agent warrants allocated to share capital	-	29

Other cash disbursements:
Income taxes paid	$2,846	$1,941

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

16.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as exploration and corporate segments. The exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	Mar 31, 2013
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$5,111	$294	$11,260	$8,405	$3,295	$28,365
Investments	2,868	-	-	-	-	2,868
Accounts receivables	410	1,345	7,724	6,514	16,187	32,180
Inventories	-	-	16,203	14,773	9,017	39,993
Prepaid expenses	1,252	255	2,124	3,710	7,467	14,808
Non-current deposits	331	56	582	143	9	1,121
Mineral property, plant and equipment	276	4,053	75,459	53,775	221,137	354,700
Goodwill	-	-	-	-	39,245	39,245
Total assets	$10,248	$6,003	$113,352	$87,320	$296,357	$513,280

Accounts payable and accrued liabilities	$10,627	$2,192	$5,622	$6,328	$10,402	$35,171
Income taxes payable	-	-	1,082	3,022	69	4,173
Revolving credit facility	33,000	-	-	-	-	33,000
Provision for reclamation and rehabilitation	-	-	1,834	920	3,752	6,506
Contingent liability	6,006	-	-	-	-	6,006
Derivative liabilities	3,884	-	-	-	-	3,884
Deferred income tax liability	(81)	-	9,739	17,701	44,611	71,970
Total liabilities	$53,436	$2,192	$18,277	$27,971	$58,834	$160,710

	December 31, 2012
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$6,360	$189	$7,839	$213	$4,016	$18,617
Investments	8,520	-	-	-	-	8,520
Accounts receivables	901	257	5,806	1,332	12,230	20,526
Inventories	-	-	15,488	16,047	9,262	40,797
Prepaid expenses	1,372	280	1,546	1,871	4,871	9,940
Non-current deposits	661	56	582	143	9	1,451
Mineral property, plant and equipment	217	1,952	74,255	49,504	212,503	338,431
Goodwill	-	-	-	-	39,245	39,245
Total assets	$18,031	$2,734	$105,516	$69,110	$282,136	$477,527

Accounts payable and accrued liabilities	$13,497	$1,409	$4,942	$4,947	$9,836	$34,631
Income taxes payable	42	-	1,147	2,564	101	3,854
Revolving credit facility	9,000	-	-	-	-	9,000
Provision for reclamation and rehabilitation	-	-	1,830	918	3,748	6,496
Contingent liability	8,497	-	-	-	-	8,497
Derivative liabilities	5,336	-	-	-	-	5,336
Deferred income tax liability	(81)	-	9,110	16,979	43,509	69,517
Total liabilities	$36,291	$1,409	$17,029	$25,408	$57,194	$137,331

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three months ended Mar. 31, 2013
Silver revenue	$-	$-	$17,490	$19,103	$7,914	$44,507
Gold revenue	-	-	1,362	16,996	7,008	25,366
Total revenue	$-	$-	$18,852	$36,099	$14,922	$69,873
Salaries, wages and benefits:
mining	$-	$-	$1,693	$1,621	$2,316	$5,630
processing	-	-	493	539	411	1,443
administrative	-	-	863	1,275	980	3,118
stock based compensation	-	-	25	25	25	75
change in inventory	-	-	82	612	14	708
Total salaries, wages and benefits	-	-	3,156	4,072	3,746	10,974
Direct costs:
mining	-	-	4,204	4,393	3,280	11,877
processing	-	-	2,890	5,510	1,617	10,017
administrative	-	-	984	918	1,156	3,058
change in inventory	-	-	303	720	13	1,036
Total direct production costs	-	-	8,381	11,541	6,066	25,988
Depreciation and depletion:
depreciation and depletion	-	-	3,564	2,487	5,226	11,277
change in inventory	-	-	(144)	452	489	797
Total depreciation and depletion	-	-	3,420	2,939	5,715	12,074
Royalties	-	-	450	-	-	450
Write down of inventory to NRV	-	-	-	-	1,495	1,495
Total cost of sales	$-	$-	$15,407	$18,552	$17,022	$50,981
Earnings (loss) before taxes	$3,944	$(4,190)	$3,445	$17,547	$(2,100)	$18,646
Current income tax expense			1,330	476	30	1,836
Deferred income tax expense			722	629	1,102	2,453
Total income tax expense	-	-	2,052	1,105	1,132	4,289
Earnings (loss) after taxes	$3,944	$(4,190)	$1,393	$16,442	$(3,232)	$14,357

	Three months ended Mar. 31, 2012
Silver revenue	$-	$-	$24,456	$11,954	$-	$36,410
Gold revenue	-	-	3,033	9,603	-	12,636
Total revenue	$-	$-	$27,489	$21,557	$-	$49,046
Salaries, wages and benefits:
mining	$-	$-	$1,597	$1,303	$-	$2,900
processing	-	-	503	291	-	794
administrative	-	-	784	636	-	1,420
stock based compensation	-	-	25	34	-	59
change in inventory	-	-	(540)	(287)	-	(827)
Total salaries, wages and benefits	-	-	2,369	1,977	-	4,346
Direct costs:
mining	-	-	4,556	1,712	-	6,268
processing	-	-	2,708	2,063	-	4,771
administrative	-	-	761	655	-	1,416
change in inventory	-	-	456	(587)	-	(131)
Total direct production costs	-	-	8,481	3,843	-	12,324
Depreciation and depletion:
depreciation and depletion	-	-	3,714	2,508	-	6,222
change in inventory	-	-	(75)	2,349	-	2,274
Total depreciation and depletion	-	-	3,639	4,857	-	8,496
Royalties	-	-	461	-	-	461
Total cost of sales	$-	$-	$14,950	$10,677	$-	$25,627

Earnings (loss) before taxes	$3,560	$(1,812)	$12,539	$10,880	$-	$25,167
Current income tax expense	-	-	2,592	2,177	-	4,769
Deferred income tax expense	-	-	334	289	-	623
Total income tax expense	-	-	2,926	2,466	-	5,392
Earnings (loss) after taxes	$3,560	$(1,812)	$9,613	$8,414	$-	$19,775

The Exploration Segment included $332 for the three months ended March 31, 2013 (2012 - $77) of costs incurred in Chile.

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

17.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at March 31, 2013	$	$	$	$

Financial assets:
Available for sale securities	2,868	2,868	-	-
Trade receivables	3,566	3,566	-	-
Total financial assets	6,434	6,434	-	-

Financial liabilities:
Contingent liabilities	6,006	-	6,006	-
Derivative liabilities	3,884	-	3,884	-
Total financial liabilities	9,890	-	9,890	-

Fair values of financial assets and liabilities:

	As at March 31, 2013		As at December 31, 2012
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	28,365	28,365	18,617	18,617
Available for sale securities	2,868	2,868	8,520	8,520
Trade receivables	3,566	3,566	-	-
Other receivables	29,747	29,747	20,526	20,526
Total financial assets	64,546	64,546	47,663	47,663

Financial liabilities:
Accounts payable and accrued liabilities	39,344	39,344	38,485	38,485
Revolving credit facility	33,000	33,000	9,000	9,000
Contingent liabilities	6,006	6,006	8,497	8,497
Derivative liabilities	3,884	3,884	5,336	5,336
Total financial liabilities	82,234	82,234	61,318	61,318

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Available for sale securities (see Note 5)
•	Trade receivables (see Note 6)
•	Derivative liabilities (see Note 11)
•	Contingent liability (see Note 12)

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877- 685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy
Kenneth Pickering

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Terrence Chandler ~ Vice-President, Corporate Development
David Tingey ~ Vice President, Health, Safety and Sustainability
Bernard Poznanski ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK